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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             ____________________

                                Amendment No. 1
                                      to
                                SCHEDULE 14D-1

                  Tender Offer Statement Pursuant To Section
                 14(d)(1) of the Securities Exchange Act of 1934

                              ___________________

                             Westbrae Natural Inc.
                           (Name of Subject Company)
                             ____________________

                           The Hain Food Group, Inc.
                            Hain Acquisition Corp.
                                   (Bidders)
                             ____________________

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                             ____________________

                                  957150-10-5
                     (CUSIP Number of Class of Securities)

                             ____________________

                                Irwin D. Simon
                     President and Chief Executive Officer
                           The Hain Food Group, Inc.
                        50 Charles Lindbergh Boulevard
                           Uniondale, New York 11553
                                (516) 237-6200

          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)
                             ____________________

                                   Copy to:
                              Roger Meltzer, Esq.
                            Cahill Gordon & Reindel
                                80 Pine Street
                           New York, New York  10005
                                (212) 701-3000

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        The Hain Food Group, Inc., a Delaware corporation ("Parent") and Hain
Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement") originally filed on September 12, 1997 with respect to their offer to purchase all of the outstanding Common Stock, par value $.01 per share (the "Shares"), of Westbrae Natural, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.625 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject
Company.

        (b) On October 9, 1997, the Agreement and Plan of Merger, dated as of September 11, 1997 (the "Agreement"), among Parent, the Purchaser and the Company, was amended in certain technical respects. A copy of the First Amendment to Agreement and Plan of Merger, dated as of October 9, 1997 (the "First Amendment"), among Parent, the Purchaser and the Company is filed as Exhibit (c)(5) hereto and is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

        On January 7, 1997, the Merger Agreement was amended in certain technical respects. The information set forth in the First Amendment is incorporated herein by reference.

Item 11.  Materials to be Filed as Exhibits.

        (b)(2)  Financial Advisory Services Commitment Letter dated October    ,
1997 between Parent and CIBC Wood Gundy Securities Corp.

        (c)(5) First Amendment to agreement and Plan of Merger, dated as of October 9, 1997, among Parent, the Purchaser and the Company.

                        Exhibit Index begins on Page 5
                             (Page 2 of 5 Pages)
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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                THE HAIN FOOD GROUP, INC.


                                                By:/s/ Irwin D. Simon
                                                   ---------------------------
                                                   Name:  Irwin D. Simon
                                                   Title:  President
Dated:  October 9, 1997

                        Exhibit Index begins on Page 5
                             (Page 3 of 5 Pages)
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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                HAIN ACQUISITION CORP.


                                                By: /s/ Irwin D. Simon
                                                   -----------------------------
                                                Name:  Irwin D. Simon
                                                Title:  President

Dated:  October 9, 1997



                        Exhibit Index begins on Page 5
                             (Page 4 of 5 Pages)
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EXHIBIT                                                         SEQUENTIAL
  NO.                    DESCRIPTION                            PAGE NUMBER
-------                  -----------                            -----------

(b)(2)        Financial Advisory Services Commitment
              Letter dated October 6, 1997 between
              Parent and CIBC Wood Gundy Securities Corp.

(c)(5)        First Amendment to Agreement and Plan of
              Merger, dated as of October 9, 1997
              among Parent, the Purchaser and the Company.



                        Exhibit Index begins on Page 5
                             (Page 5 of 5 Pages)